Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the inclusion of our report dated December 28, 2023 to the Registration Statement on Form F-1 of Lianhe Sowell International Group Limited, relating to the audit of the consolidated balance sheets of Lianhe Sowell International Group Limited and its subsidiaries (the “Company”) as of March 31, 2023 and 2022, and the related consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity, and cash flows in each of the years for the two-year period ended March 31, 2023, and the related notes (collectively referred to as the “financial statements”) included herein.

We also consent to the reference of WWC, P.C. as an independent registered public accounting firm, as experts in matters of accounting and auditing.

San Mateo, California	WWC, P.C.
May 10, 2024	Certified Public Accountants
PCAOB ID: 1171